SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 30, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






Press enquiries:
David Beck tel: + 44 (0)20 7306 1490; email: david.beck@telent.com Investor and Analyst enquiries:
Karen Keyes tel: +44 (0)20 7306 1345; email: karen.keyes@telent.com telent wins first major contract

 O2 Airwave signs GBP36 million contract with telent for the provision of secure mobile backhaul for its emergency services network

30 January 2006 - telent plc (LSE: TLNT) today announced it has been awarded its first major contract. The former Marconi's UK and German services business that was renamed telent on the sale of Marconi's equipment business to Ericsson will provide a turnkey project for O2 Airwave. The contract, which has a minimum duration of five years, has an estimated value of approximately GBP36 million.

O2 Airwave, operator of the UK's secure digital communications network for emergency and public safety organisations, announced in October 2005 that it had been awarded a contract by the Police Information Technology Organisation (PITO) to deliver a National Fallback Service (NFS), which will provide enhanced levels of resilience to the Airwave network. O2 Airwave has awarded telent a sub contract to build the microwave radio backhaul infrastructure for this important national project.

Over the coming 24 months telent will design, build and install a resilient backhaul network using rings of microwave radio circuits, which will replace the existing fixed line links. The contract provides for telent to support the new network for up to ten years.

Used by more than 140,000 officers across every police force in England, Scotland and Wales including the British Transport Police, the Airwave service provides seamless radio coverage across 99% of the country - a massive improvement on the coverage provided by such organisations' legacy networks. Reliable communications plays a vital part in the daily operations of emergency
services.   Airwave already meets stringent reliability requirements by offering resilient communications and enabling quick recovery in the unlikely event of network outage.

Mark Plato, Managing Director of telent said;

"This is a great start for telent and an endorsement of the strength of our service offering. We supported O2 Airwave in their bid for the Police contract and are delighted to be working with them on a long-term contract. telent is the only UK organisation with the scale, skills and experience to ensure the timely delivery of a complex project of this kind."

Pete Richardson, Managing Director of O2 Airwave said;

"telent impressed us with the speed and quality of its response to this major enhancement of our network. Our objective is to provide a highly resilient service that can be relied upon to provide true interoperability between all organisations involved in public safety and protection should they need to work together in day to day operations or at the scene of major or minor incidents."

ENDS/..


Notes to editors:

About telent plc:

telent plc supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Formerly the UK and German services business of Marconi Corporation plc, the company was renamed telent plc in January 2006 on the sale of the telecommunications equipment and international services business to Ericsson. The company is listed on the London Stock Exchange under the symbol TLNT. Additional information about telent plc can be found at www.telent.com
Copyright (c) 2006 telent plc. All rights reserved. All brands and product names are trademarks of their respective holders.

This press release may contain forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: January 30, 2006